

AB /
4/5



BB 3/12

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
hours per response . . . 12.00

SECURITIES   )N

12012629

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51486

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/11_____ AND ENDING _____12/31/11_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pointe Atlantic, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2270 S. Maryland Parkway,   Suite 318
                                          (No. and Street)

Las Vegas   Nevada   89109
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fedor Sannikov   (702) 731 - 0404
                                      (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
            (Name – if individual, state last, first, middle name)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
 must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
                         information contained in this form are not required to respond
                         unless the form displays a currently valid OMB control number.**



State of __Nevada__ County of __Clark__
Subscribed and sworn before me on __02/27/2012__
_____(Date)_____

_____
(Notary Signature)

OATH OR AFFIRMATION

I, __Fedor Sannikov_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Pointe Atlantic, Inc._____,

as of __December 31, 2011__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director, has any proprietary interest in any account classified solely as that of a customer, except as follows:

     None_____

FERNANDO LARA
NOTARY PUBLIC
STATE OF NEVADA
My Commission Expires: 11-18-2014
Certificate No: 10-3557-1

_____
Signature
Principal
_____
Title

_____
          Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Changes in Financial Condition.

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☒ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.

☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☒ (m) A copy of the SIPC Supplemental Report.

☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

Financial Statements

Pointe Atlantic, Inc.

December 31, 2011



Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report

Board of Directors
Pointe Atlantic, Inc.
Las Vegas, Nevada

We have audited the accompanying statement of financial condition of Pointe Atlantic, Inc. as of December 31, 2011, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointe Atlantic, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, computation of net capital and computation of aggregate indebtedness, required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Carr Riggs & Ingram LLC

February 27, 2012

POINTE ATLANTIC, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents		20,426
Trading securities owned		17,500
	$	37,926

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable	$	14,774
Shareholders' equity:		
Common stock, $.01 par value; 100 shares authorized, issued and outstanding		1
Additional paid-in capital		144,956
Deficit		(121,805)
		23,152
	$	37,926

POINTE ATLANTIC, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:		
Placement fee income	$	1,300
Unrealized trading loss		(1,250)
		50
Expenses:		
Commissions		500
Selling, general and administrative		56,673
		57,173
Net loss	$	(57,123)

POINTE ATLANTIC, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Common stock		Additional		
	Shares	Amount	paid-in capital	Deficit	Total
Balances, January 1, 2011	100	$ 1	$ 76,769	$ (64,682)	$ 12,088
Capital contributions	-	-	68,187	-	68,187
Net loss for the year ended December 31, 2011	-	-	-	(57,123)	(57,123)
Balances, December 31, 2011	100	$ 1	$ 144,956	$ (121,805)	$ 23,152

POINTE ATLANTIC, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net loss	$ (57,123)
Adjustments to reconcile net loss to net cash used by operating activities:	
Unrealized trading loss	1,250
Decrease in accounts payable	14,774
Total adjustments	16,024
Net cash used by operating activities	(41,099)
Cash flows from financing activities:	
Capital contributions and net cash provided by financing activities	49,437
Net increase in cash	8,338
Cash and cash equivalents at beginning of year	12,088
Cash and cash equivalents at end of year	$ 20,426

POINTE ATLANTIC, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:
Pointe Atlantic, Inc. (the "Company") was formed as Eitel & Co. and in 2006 the Company changed its name to Pointe Atlantic, Inc. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). At January 1, 2011, the Company was a wholly owned subsidiary of Aspen Capital Partners, LLC. In 2011, Aspen Capital Partners, LLC sold 20% of its stock to Oxenuk Capital, LLC. The Company is currently awaiting approval from FINRA for Aspen Capital Partners, LLC to sell its remaining stock to Oxenuk Capital, LLC.

Cash equivalents:
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities owned:
Securities owned are valued at fair market value. The resulting difference between cost and fair market value is included in the statement of operations as unrealized trading loss.

Revenue and expense recognition:
The revenue of the Company is derived primarily from commissions earned on private placement fees.

Placement fees:
Placement fee revenues arise from securities offerings in which the Company acts as an agent or a sub-agent. Placement fees are recorded at the earlier of the date of the closing of the security purchase by the investor or the date the underlying investment breaks escrow and the realization of the placement fees is assured.

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of paragraph (k)(2)(i).

Income taxes:
Income taxes are determined in accordance with FASB Accounting Standards Codification ("FASB ASC"), No. 740, *Income Taxes,* which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. No income tax provision was calculated in 2011 due to the Company incurring a net loss.

1. Nature of operations and summary of significant accounting policies - continued:

   Income taxes - continued:
   The type of temporary difference between the tax bases of assets and liabilities and their financial reporting amounts generally related to the unrealized loss on securities held, which are reported for financial statement purposes, but not for income tax purposes.

   Uncertain tax positions:
   The Company adopted the provisions of FASB ASC No. 740, *Income Taxes*, on January 1, 2009. As a result of the implementation, the Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2008 for all major tax jurisdictions.

   Use of estimates:
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. Net capital requirements:

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 ⅔% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

   At December 31, 2011, the Company had excess net capital of $13,249 and a net capital ratio of 0.81 to 1.

3. Liability subordinated to the claims of creditors:

   None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2011.

4. Income taxes:

The deferred tax asset is comprised of the following as of December 31, 2011:

Deferred tax asset	$ 23,719
Valuation allowance	(23,719)
	$ -

The Company's effective income tax benefit is lower than what would be expected if the federal statutory rate were applied to the loss from continuing operations because an allowance has been established for the deferred tax asset. The allowance for the deferred tax asset increased by $11,181 for the year ended December 31, 2011.

At December 31, 2011, the Company had net operating loss carryforwards for income tax purposes of approximately $119,600 which are available to offset federal and state taxable income through 2031.

5. Fair value of measurements:

FASB ASC No. 820, *Fair Value Measurements*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels with Level 1 inputs consisting of unadjusted quoted prices in active markets for identical assets and having the highest priority while Level 3 inputs have the lowest priority. The Company measures fair value of investments using Level 1 inputs because they generally provide the most reliable evidence of fair value.

Level 1: Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Securities owned are reported at fair value of $17,500 in the accompanying statement of financial position using Level 1 inputs.

6. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ -
Income taxes	$ -

The Company received a noncash capital contribution of securities with a fair market value of $18,750 at the date of transfer.

POINTE ATLANTIC, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

YEAR ENDED DECEMBER 31, 2011

7. Subsequent events:

Subsequent events were evaluated through the date the financial statements were available to be issued. The financial statements were approved and authorized for issue by management on February 27, 2012.

SUPPLEMENTARY INFORMATION

POINTE ATLANTIC, INC.

COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Net capital:

Shareholders' equity	$	23,152
Haircut		(2,625)
Undue concentration		(2,278)
	$	18,249

Reconciliation with Company's computation (included in
Part II of Form X-17A-5 as of December 31, 2011)
    Net capital, as reported in the Company's Part II
      FOCUS report $ 18,250

Adjustments:
    Rounding   (1)

       $ 18,249

POINTE ATLANTIC, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2011

Accounts payable and aggregate indebtedness	$ 14,774
Ratio of aggregate indebtedness to net capital	0.81 to 1



Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

Board of Directors
Pointe Atlantic, Inc.
Las Vegas, Nevada

In planning and performing our audit of the financial statements of Pointe Atlantic, Inc., (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 27, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives except as noted above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

February 27, 2012



Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

<u>Independent Accountant's Report On Applying
Agreed-upon Procedures Required by SEC Rule 17a-5(e)(4)</u>

To the Board of Directors
Pointe Atlantic, Inc.
Las Vegas, Nevada

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Pointe Atlantic, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Pointe Atlantic, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Pointe Atlantic, Inc.'s management is responsible for Pointe Atlantic, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in the Form SIPC-7 with respective cash disbursements records entries on the general ledger. There were no such payments noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting that item number 2a. Total revenue and item number 2c(5) Net gain from securities in investment accounts are based on balances before our audit adjustment. It should be noted that the SIPC net operating revenues or the general assessment amount did not change as a result of our audit adjustment.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There was no overpayment noted.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion, on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and is not intended to be and should not be used by anyone other than those specified parties.

Carr Riggs & Ingram LLC

February 27, 2012

WORKING COPY

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Pointe Atlantic, Inc.
2770 S. Maryland Pkwy.
Suite 314
Las Vegas NV 89169

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Elizabeth Zajenko
(702) 731-3535

2. A. General Assessment (item 2e from page 2) .... $ 3

   B. Less payment made with SIPC-6 filed (exclude interest) .... (_____)

   Date Paid _____

   C. Less prior overpayment applied .... (_____)

   D. Assessment balance due or (overpayment) .... _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) ... $_____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) .... $_____

   H. Overpayment carried forward .... $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pointe Atlantic Inc
(Name of Corporation, Partnership or other organization)
(Authorized Signature)
Chief Operations Officer
(Title)

Dated the 27th day of February , 20 12 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked _____ Received _____ Reviewed _____

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

1

(407) 774-0005   p.2   OXENUK FINANCIAL   Broker Dealer Place, Inc.   Feb 27 12 02:49p
02/27/2012 12:54 FAX 702 731 3388   OXENUK FINANCIAL   ☒002/003

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01 , 2011
and ending 12/31 , 2011

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 1,925

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

625

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions

625

I. SIPC Net Operating Revenues

$ 1,300

. General Assessment @ .0025

$ 3

(to page 1, line 2.A.)

2